33 South Sixth Street, Suite 4200 Minneapolis, Minnesota 55402 Main 612.373 8800 Fax 612.373.8881 www.stoel.com

Ronald D. McFall
Direct (612) 373-8807
February 26, 2009	rdmcfall@stoel.com

Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, DC  20549

Attn:	Anne Nguyen Parker
John Madison

VIA EDGAR AND OVERNIGHT COURIER

Re:	Golden Oval Eggs, LLC
Preliminary Proxy Statement on Schedule 14A
Filed January 28, 2009 and Amended on February 26, 2009
File No. 0-51096

Dear Ms. Parker and Mr. Madison:

This letter is the response of Golden Oval Eggs, LLC (the “Company”) to the Staff’s comments to the above-referenced preliminary proxy statement.  The Company has included each of the Staff’s comments from its comment letter dated February 18, 2009 and the Company’s responses below the text of the comment.  The Company has filed an amended preliminary proxy statement (the “Amendment”) via EDGAR and has sent four marked courtesy copies of the body of the proxy statement, showing the various revisions, with the hard copy of this letter.

General

Staff Comment:

1.                                       We note the numerous blanks in your preliminary proxy-statement, including the consideration to be paid to you unitholders.  Please note that you will need to provide us with an opportunity to review a more substantially complete preliminary proxy statement prior to filing your definitive proxy statement

Response:

The amended preliminary proxy statement contains extensive revisions.  In particular, the document now provides substantial detail regarding the amount and timing of the Company’s distributions to its unitholders and its payments to various creditors if the proposed transaction is approved by the Company’s members.  We believe that the only remaining blanks in the amended preliminary proxy statement are for i) page numbers for cross-references within the document and ii) the date of the Company’s special meeting.

Opinion of GOE’s Financial Advisor, page 7

2.                                       We note the limitation on reliance by unitholders in the fairness opinion provided by your financial advisor on page B-2 and the disclosure regarding such limitation on pages 7 and 29.  Disclose the basis for KBCM’s belief that unitholders cannot rely upon the opinion to support any claims against KBCM arising under the applicable state law.  Describe any applicable state law authority regarding the availability of such a potential defense.

In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state law defense to KBCM would have no effect on the rights and responsibilities of either KBCM or the board of directors under the federal securities laws.

Response:

While KBCM respectfully disagrees with the Staff’s characterization that the language in question, (i.e., that KBCM’s opinion was directed solely to the GOE Board), implies that unitholders are not entitled to rely on the opinion, in response to the Staff’s comment, KBCM has revised the disclosure on the pages indicated to be consistent with the description used by many other financial advisors, i.e., that the opinion “is for the information and assistance” of the GOE Board.  Please see pages B2, 7 and 29 of the amended preliminary proxy statement.  A comparable change has been made in the text of the Fairness Opinion Letter included as Appendix A to the proxy statement.

Distributions to GOE’s Unitholders, page 34

3.                                       On page two, you disclose three payments that will reduce the amount of total consideration available to GOE unitholders.  Provide detailed disclosure in this section, including a table, describing and quantifying each of these amounts to show the total aggregate net consideration available for your unitholders.  Be sure to provide a detailed description of the payment to Land O’Lakes referenced under (ii) on page two.

Response:

The section of the proxy statement entitled “Distributions to GOE’s Unitholders”, beginning on page 34 of the amended document, has been extensively revised and expanded.  It now contains a narrative description of the various payments to be received by the Company from Rembrandt if the proposed transaction closes, the timing of those payments, the amounts of the Company’s payments to its various creditors and the timing and amounts of the planned distributions to the Company’s unitholders.  The information is also presented in tabular form, as requested in the staff’s comment.  Information regarding the payment to Land O’Lakes, Inc. is included in the “Distributions” section and additional information regarding the relationship between the Company and Land O’Lakes, Inc. has been added in the “Voting Securities and Principal Holders” section beginning on page 64 of the amended preliminary proxy statement.

Interests of Certain Persons in the Proposed Transaction, page 35

4.                                       We note your disclosure under this heading and the beneficial ownership table on page 16 of your 10-K/A filed January 28, 2009.  Please include a table that shows the beneficial interest of each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year.  We direct your attention to Item 5 of Schedule 14A.

Response:

Pursuant to the Instruction to Item 5(a), we do not believe that a beneficial ownership table is required under Item 5(a) because the executive officers and managers of the Company will receive no extra or special benefit for the units held by each of them that is not shared on a pro rata basis by all other unitholders.  Pursuant to Item 6(d) of Schedule 14A we have, however, included in the revised proxy statement on page 64 a beneficial ownership table, which includes the beneficial interest of each executive officer and manager, under the heading “Voting Securities and Principal Holders Thereof.”

In the “Closing Comments” section of the comment letter, the staff urged the persons responsible for the accuracy and adequacy of the disclosure to provide all information investors require for an informed decision.  The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action on the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

We understand you may have additional comments based on our response.  Please address any questions or comments you may have about this letter to me at 612.373.8807 (rdmcfall@stoel.com) or to John D. Kauffman at 206.336.7523 (jdkauffman@stoel.com).

Very truly yours,

Ronald D. McFall

RDM:ipc

Enclosures